-------------------------
                                                              OMB APPROVAL
                             UNITED STATES             OMB Number:
                  SECURITIES AND EXCHANGE COMMISSION   -------------------------
                        WASHINGTON, D.C. 20549         Expires:
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                                 SCHEDULE 13D\A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.6)

                                  RETALIX LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8215W109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                FIMI IV 2007 Ltd.
                                Rubinstein House,
                              37 Menahem Begin Rd.,
                             Tel-Aviv 67137, Israel
                                +(972) 3 565-2244

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                SEPTEMBER 3, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ronex Holdings, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors. See Item 5.


                               Page 2 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ronex Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 3 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Opportunity 2005 Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 4 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI IV 2007 Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 5 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Opportunity II Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 6 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Israel Opportunity Fund II, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 7 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Opportunity IV, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 8 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Israel Opportunity IV, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 9 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ishay Davidi Management Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 10 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ishay Davidi Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 11 of 18 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ishay Davidi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               6,054,692(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             3,253,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,054,692
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

     (1) Includes 391,518 Shares underlying options that are held by Mr. Barry Shaked that are either currently exercisable or will become exercisable within 60 days of the date hereof, which shares are subject to voting arrangements and transfer restrictions in favor of the Investors.


                               Page 12 of 18 Pages

     This Amendment No. 6 to Schedule 13D amends Schedule 13D originally filed by the Reporting Persons on February 11, 2008, Amendment No. 1 to Schedule 13D originally filed by the Reporting Persons on March 3, 2008, Amendment No. 2 to
Schedule 13D originally filed by the Reporting Persons on August 26, 2008, Amendment No. 3 to Schedule 13D originally filed by the Reporting Persons on August 28, 2008, Amendment No. 4 to Schedule 13D originally filed by the Reporting Persons on December 17, 2008 and Amendment No. 5 to Schedule 13D originally filed by the Reporting Persons on February 12, 2009.

     The Reporting Persons are making this separate filing on Schedule 13D/A in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, and are solely responsible for the information contained in this separate filing.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated as follows:

     As described further in Item 6 below, each of Mr. Barry Shaked and Mr. Brian Cooper is no longer deemed a "Reporting Person".

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended as follows:

     (a)- (b) All calculations of ownership percentages are based upon 20,406,363 Shares outstanding as of June 8, 2009, based on information provided by the Issuer.

     The Reporting Persons may be deemed to beneficially own, through shared power of disposition, 3,253,367 Shares, representing approximately 15.9% of the Issuer's outstanding Shares.

     The Investors may be deemed to beneficially own, through sole power of disposition, 622,843 Shares, representing approximately 3% of the Issuer's outstanding Shares.

     Mr. Shaked (personally and through a company wholly-owned by him) may be deemed to beneficially own, through sole power of disposition, 1,424,997 Shares (including 391,518 Shares issuable upon exercise of options exercisable currently or within 60 days of the date hereof), representing approximately 6.9% of the Issuer's outstanding Shares (assuming the exercise of such options).

     Mr. Brian Cooper may be deemed to beneficially own, through sole power of disposition, 751,485 Shares, representing approximately 3.7% of the Issuer's outstanding Shares.

     Only with respect to the Shareholders' Agreement described in Item 6 herein, the Reporting Persons may be deemed to beneficially have shared power to vote over 6,054,692 Shares, representing approximately 29.1% of the Issuer's outstanding Shares (assuming the exercise of Mr. Shaked's options that are exercisable currently or within 60 days of the date hereof).

     The Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Founders or the Investors, including the 2,176,482 Shares and 622,843 Shares beneficially owned by the Founders and the Investors, respectively, on the date of this filing.


                               Page 13 of 18 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended as follows:

     As of September 3, 2009, the Reporting Persons may be deemed to have shared voting power over the following Shares: (i) 3,253,367 Shares held by the Reporting Persons for which Mr. Boaz Dotan, Mr. Eli Gelman, Mr. Nehemia Lemelbaum, Mr. Avinoam Naor, Mr. Mario Segal and M.R.S.G. (1999) Ltd. (the "INVESTORS") have acquired shared voting and dispositive power due to the arrangements under that certain Shareholders Agreement, dated as of September 3, 2009, by and between the Reporting Persons and the Investors (as described below and as annexed as EXHIBIT 1 hereto, the "SHAREHOLDERS AGREEMENT"); and (ii) 622,843 Shares directly held by all Investors for which the Reporting Persons have acquired shared voting power under the Shareholders Agreement; (iii) the 2,178,482 Shares beneficially held by the Issuer's founders (the "FOUNDER SHARES"), of which 1,426,997 Shares (which includes 391,518 Shares underlying options (the "SHAKED OPTIONS") that are either exercisable as of, or exercisable within 60 days of, September 15, 2009) are held by Mr. Barry Shaked ("SHAKED") (the "SHAKED SHARES") and 751,485 Shares are held by Mr. Brian Cooper ("COOPER") (the "COOPER SHARES"), for which the Investors have acquired shared voting and dispositive power due to (A) the voting commitments and transfer restrictions applicable to the Shaked Shares under that certain Share Purchase and Sale Agreement (as described further below and annexed as EXHIBIT 2 hereto, the "SHAKED PURCHASE AGREEMENT"), dated as of September 3, 2009, by and among Shaked, as seller, and the Reporting Persons and Investors as purchasers and (B) the voting commitments and transfer restrictions applicable to the Cooper Shares under, respectively, (x) the Voting Undertaking and Irrevocable Proxy, dated as of September 3, 2009, provided by Cooper to the Investors (as described further below, the "COOPER PROXY") and (y) that certain Share Purchase and Sale Agreement (as described further below and annexed as EXHIBIT 3, the "COOPER PURCHASE AGREEMENT"), dated as of September 3, 2009, by and between Cooper, as seller, and the Reporting Persons, as purchaser.

     Pursuant to the certain Share Purchase Agreement, dated as of September 3, 2009, by and among the Issuer, the Investors, and Messrs. Eli Gelman and Avinoam Naor, as the Investors' representatives thereunder (the "RETALIX SHARE PURCHASE AGREEMENT"), at and subject to the closing thereof, the Investors will be issued Shares directly from the Issuer at a price of $9.10 per share, in a private placement (the "PRIVATE PLACEMENT"), such that their aggregate holdings will represent 20% of the issued and outstanding share capital of the Issuer, taking into account , (i) Shares already held by the Investors, (ii) the Shaked Purchased Shares to be acquired from Shaked, at a price of $12.00 per share, pursuant to the Shaked Purchase Agreement and (iii) Shares that may be acquired from the Issuer's public shareholders, at a price of $9.10 per share, pursuant to a tender offer that may be conducted by the Investors (the "TENDER OFFER", together with the Private Placement and purchase of the Shaked Purchased Shares, the "TRANSACTIONS"); and (iv) the Shares to be acquired via the Private Placement. The Investors will also receive warrants to purchase up to 1,250,000 additional Shares (the "WARRANTS") pursuant to the Private Placement. Thus, to the extent that the Investors purchase Shares from existing shareholders in the Tender Offer, the number of newly issued Shares that the Investors will purchase in the Private Placement will be reduced such that, in any case, following the Transactions, the Investors will hold 20% of the issued and outstanding Shares (excluding Shares underlying the Warrants).

     The consummation of the Private Placement is subject to various closing conditions, including: approval of the Private Placement and related transactions by the Issuer's shareholders pursuant to the Israeli Companies Law (the "SHAREHOLDER APPROVAL"), to be voted upon at an upcoming annual general meeting of the Issuer's shareholders (the "ANNUAL GENERAL MEETING"); the receipt of certain governmental and regulatory approvals; the absence of governmental orders (x) prohibiting any of the Private Placement, the Shaked Purchase Agreement, or the Cooper Purchase Agreement, or (y) making the transactions contemplated thereby illegal; and the simultaneous closing of the Investors' and the Reporting Persons' purchase of the Shaked Shares and the Reporting Persons' purchase of the Cooper Shares. The commencement of the Tender Offer is subject to receipt of the Shareholder Approval and the satisfaction of all other closing conditions for the Private Placement as if closing was to occur on such date, and consummation of the Tender Offer (should it be commenced) will be subject to the absence of termination events with respect to the Private Placement, Shareholders Agreement or Shaked Purchase Agreement, such that all Transactions shall be consummated simultaneously.


                               Page 14 of 18 Pages

     As additional transactions that will accompany the above-described Transactions, the Reporting Persons will purchase (i) subject to the closing of the Shaked Purchase Agreement, 466,739 of the Shaked Shares (and the Investors will purchase 566,740 Shaked Shares, leaving Mr. Shaked with 2,000 Shares following consummation of the contemplated transactions), and (ii) subject to the closing of Cooper Purchase Agreement, all of the Cooper Shares from Mr. Brian Cooper. Furthermore, pursuant to The Shaked Purchase Agreement and the Cooper Purchase Agreement (together, the "FOUNDER AGREEMENTS"), Cooper, Shaked and the Reporting Persons agreed that the shareholders agreement by and between the parties, dated March 3, 2008, and any rights, entitlements or obligation thereunder, shall terminate and be of no further effect effective as of the date of the Founder Agreements, unless (and only if) the Founder Agreements are terminated in which case such shareholders agreement shall remain in effect, provided that members of the Issuer's Board of Directors (the "BOARD") serving during the period ending at the closing of the Founder Agreements shall be elected in accordance with such shareholders agreement.

     Furthermore, under the Shareholders Agreement, the Investors and the Reporting Persons have agreed to vote all of their respective Shares at the Annual General Meeting in favor of (i) the expansion of the maximum authorized size of the Board under the Issuer's Articles of Association from ten to eleven directors, and (ii) the election thereto of six (6) directors designated by the Investors and five (5) directors (including two (2) external directors under the Israeli Companies Law) designated by the Reporting Persons. Assuming, and subject to, election of the Investors' Board designees at the Annual General Meeting, service on the Board thereby will be subject to, and effective as of, the closing of the Private Placement. The Shareholders Agreement furthermore provides that the chief executive officer of the Issuer shall be determined by the Board, as so composed, subject to the Investors' obligation to consult with, and use commercially reasonable efforts to accommodate the views of the Reporting Persons in connection therewith. As described in the Issuer's press release, issued on September 3, 2009, as part of the Transactions, Mr. Shaked, the present President and Chief Executive Officer of the Issuer, plans to retire at the end of 2009 (but he has agreed to stay on with the Issuer as required if the Private Placement does not close by such time).

     In connection with the prospective vote at the Annual General Meeting, in order to assist in obtaining the Shareholder Approval, Messrs. Shaked and Cooper have agreed, in the Shaked Purchase Agreement and the Cooper Proxy, respectively, to vote in favor of all matters related to the Private Placement and related transactions, and any actions required in furtherance thereof, and to deliver a validly executed and irrevocable proxy. Each of Messrs. Shaked and Cooper has further agreed, in the Shaked Purchase Agreement and the Cooper Purchase Agreement, respectively, that, unless such agreement is terminated pursuant to the terms thereof or the Retalix Share Purchase Agreement is terminated in accordance with its terms, he shall not, directly or indirectly, sell, transfer, or otherwise dispose of, or enter into any contract or arrangement with respect to, or consent to, any such disposition of, any of the Shaked Purchased Shares or the Cooper Shares (as appropriate), or any right or interest therein, to any person, other than to the Investors or the Reporting Persons (as appropriate) pursuant to such agreement.

     Furthermore, under the Shaked Purchase Agreement, Shaked has agreed that if he holds at any time following (and subject to) the closing of the Transactions (until the 4th anniversary thereof) more than 2% of the issued share capital of the Issuer, the voting rights with respect to the Shares exceeding such 2% threshold shall be granted to, and vested in, the chairman of the board of directors of the Issuer.

     In addition to the voting arrangements under the Shareholders Agreement, the Shareholders Agreement also provides that the Investors and the Reporting Persons each have a right of first offer and tag along right with respect to any contemplated sale or transfer of Shares representing 5% or more of the outstanding share capital of the Issuer, subject to certain exceptions and permitted transfers. In the event that such sale or transfer will result in either party holding less than 9% of the issued and outstanding share capital of the Issuer, such party shall notify the other party of its intentions prior to the consummation of such transaction and if the other party proposes to cause the Company to adopt takeover defense measures, it will vote in favor, and take all necessary action for implementation, of such proposal prior to the consummation of such transaction.


                               Page 15 of 18 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended as follows:

Exhibit 1 - Shareholders Agreement, dated as of September 3, 2009, by and between the Reporting Persons, on the one hand, and the Investors, on the other hand

Exhibit 2 - Share Purchase and Sale Agreement, dated as of September 3, 2009, by and among Mr. Barry Shaked, as seller, and the Reporting Persons and the Investors, as purchasers

Exhibit 3 - Share Purchase and Sale Agreement, dated as of September 3, 2009, by and between Mr. Brian Cooper, as seller, and the Reporting Persons, as purchaser.

Exhibit 4 - Joint Filing Agreement, dated as of September 15, 2009


                               Page 16 of 18 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2009
                            ------------------------------------------


                            Ronex Holdings, Limited Partnership
                            By: Ronex Holdings Ltd., general partner

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO


                            Ronex Holdings Ltd.

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO


                            FIMI Opportunity 2005 Ltd.

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO


                            FIMI IV 2007 Ltd.

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO


                            FIMI Opportunity II Fund, L.P.
                            By: FIMI Opportunity 2005 Ltd., general partner

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO



                               Page 17 of 18 Pages

                            FIMI Israel Opportunity Fund II, Limited Partnership
                            By: FIMI Opportunity 2005 Ltd., general partner

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO


                            FIMI Opportunity IV, L.P.
                            By: FIMI IV 2007 Ltd., general partner

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO


                            FIMI Israel Opportunity IV, Limited Partnership
                            By: FIMI IV 2007 Ltd., general partner

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO


                            Ishay Davidi Management Ltd.

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO


                            Ishay Davidi Holdings Ltd.

                            By:
                            ------------------------------------------
                            Name: Ishay Davidi
                            Title: CEO


                            ------------------------------------------
                            Ishay Davidi



                               Page 18 of 18 Pages